UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
RULE 13D-101

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PHARMOS CORPORATION

(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
717139307
(CUSIP Number)
Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Explanatory Note: Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) originally filed this Schedule 13D with the Securities and Exchange Commission on November 2, 2006 (the “Original Filing Date”). However, due to an administrative error by the Venrock Entities’ financial printer, the filing was inadvertently made with respect to a different company named Pharmos Corporation. This filing is being made solely to correct this error to associate the filing with the correct Pharmos Corporation. This Schedule 13D speaks as of the Original Filing Date and does not reflect events occurring after the Original Filing Date. All information included herein remains unchanged from the original filing.

CUSIP No. 717139307	SCHEDULE 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,283,212[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,090,730[23]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,283,212[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1]	Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D.

[2]	As described in Item 3 below, Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. acquired 230,978, 1,026,569 and 25,665 shares of the Issuer’s Common Stock, respectively, pursuant to the Merger Agreement. As described in Item 5 below, collectively, the Venrock Entities beneficially own 1,283,212 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.

[3]	These shares are subject to the lock-up provisions of the Registration Rights Agreement (as defined herein) and the number of shares excludes an aggregate of 192,482 shares held in escrow for the purpose of satisfying potential indemnity claims for a period of up to eighteen months following the Merger (as defined herein).

[4]	This percentage is calculated based upon 25,565,783 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 19,065,783 shares of the Issuer’s Common Stock outstanding on August 11, 2006, and (b) 6,500,000 shares of the Issuer’s Common Stock issued on October 25, 2006 pursuant to the closing of the transactions contemplated in the Merger Agreement (as defined herein).

CUSIP No. 717139307	SCHEDULE 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-4120290

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,283,212[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,090,730[23]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,283,212[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 717139307	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS

FUND III L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑[1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,283,212[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,090,730[23]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,283,212[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 717139307	SCHEDULE 13D	Page 5 of 13
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Venrock Entities to report an Agreement and Plan of Merger among Pharmos Corporation (the “Issuer” or “Pharmos”), Vela Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Issuer (“Sub1), Vela Acquisition No.2 Corporation, a Delaware corporation and wholly-owned subsidiary of Sub1 (“Sub2”), and Vela Pharmaceuticals Inc. (“Vela”), dated as of March 13, 2006, as amended on August 31, 2006 and September 29, 2006 (as so amended, the “Merger Agreement”). Pursuant to the Merger Agreement, as of October 25, 2006 (the “Closing Date”), Sub2 merged into Vela (the “Sub2 Merger”), with Vela the surviving corporation in the merger, and immediately thereafter Vela merged into Sub1 (the “Sub1 Merger” and, collectively with the Sub2 Merger, the “Merger”). As a result of the Merger, each share of Vela capital stock was converted into the right to receive shares of common stock of the Issuer.
Item 1. Security and Issuer.
     (a) The class of equity securities to which this statement relates is common stock, par value $0.03 per share (the “Common Stock”), of Pharmos Corporation, a Nevada corporation.
     (b) The principal executive offices of the Issuer are located at 99 Wood Avenue South, Suite 311, Iselin, NJ 08830.
Item 2. Identity and Background.
(a)	This Statement is filed by Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P. (collectively, the “Venrock Entities”), each a New York limited partnership.

(b)	The address of the principal place of business of each of the Venrock Entities is 30 Rockefeller Plaza, Room 5508, New York, New York 10112.

(c)	The principal business of each of the Venrock Entities is venture capital investment business.

(d)	During the last five years, none of the Venrock Entities or of the Listed Persons (as defined below), to the knowledge of the Venrock Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Venrock Entities or of the Listed Persons, to the knowledge of the Venrock Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Venrock Entities is a New York limited partnership.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners and each person controlling the general partners of the Venrock Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto (the “Listed Persons”) and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration.
     The Venrock Entities previously purchased shares of Vela capital stock from Vela for an aggregate purchase price of approximately $13,679,283, prior to the effectiveness of the Merger on October 25, 2006 (the “Previously Purchased Vela Shares”). The source of the funds used by the Venrock Entities to acquire the Previously Purchased Vela Shares was obtained from capital contributions by their partners and from direct capital commitments by the Venrock Entities.
Pursuant to the Merger Agreement, on October 25, 2006 Sub2 merged with and into Vela and Vela became a wholly-owned subsidiary of Sub1. Immediately thereafter, Vela merged into Sub1 and became a wholly-owned subsidiary of the Issuer. Each share of Vela capital stock, including the Previously Purchased Vela Shares, was converted into the right to receive shares of Common Stock of the Issuer.
References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Merger Agreement, which is incorporated in its entirety in this Item 3.
     Item 4. Purpose of Transaction.
     The Merger Agreement provided for the acquisition by the Issuer of all of the outstanding capital stock of Vela through a merger of Sub2 with and into Vela, with Vela the surviving corporation of the Issuer, and the subsequent merger of Vela with and into Sub1, as a result of which Vela became a wholly-owned subsidiary of the Issuer. The shares of the Issuer’s Common Stock acquired by the Venrock Entities in the Merger were acquired solely for investment purposes.
     As of the date of this Schedule 13D, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to

CUSIP No. 717139307	SCHEDULE 13D	Page 6 of 13
market conditions and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.
“Item 4. Purpose of Transaction
     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
e. Any material change in the present capitalization or dividend policy of the issuer;
f. Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
g. Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
j. Any action similar to any of those enumerated above.”
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, as amended, which is incorporated by reference in this Schedule 13D — see Exhibit B through Exhibit D hereof.
Item 5. Interest in Securities of the Issuer.
     The Venrock Entities are members of a group for purposes of this Schedule 13D.
     (a) As of the Closing Date, (i) Venrock Associates beneficially owned 230,978 shares of the Issuer’s Common Stock, (ii) Venrock Associates III, L.P. beneficially owned 1,026,569 shares of the Issuer’s Common Stock, and (iii) Venrock Entrepreneurs Fund III, L.P. beneficially owned 25,665 shares of the Issuer’s Common Stock. Collectively, the Venrock Entities beneficially own 1,283,212 shares, or approximately 5.0% of the Issuer’s Common Stock.

CUSIP No. 717139307	SCHEDULE 13D	Page 7 of 13
     The percentages calculated above are based upon 25,565,783 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 19,065,783 shares of the Issuer’s Common Stock outstanding on August 11, 2006, and (b) 6,500,000 shares of the Issuer’s Common Stock issued on October 25, 2006 pursuant to the closing of the transactions contemplated in the Merger Agreement.
     (b) Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to dispose or to direct the disposition of 1,090,730 shares of the Issuer’s Common Stock (subject to the lock-up provisions of the Registration Rights Agreement described in Item 6 below) (excludes an aggregate of 192,482 shares of Common Stock held in escrow pursuant to the terms of the Escrow Agreement described in Item 6 below), sole power to vote or to direct the vote of no shares of the Issuer’s Common Stock, and shared power to vote or to direct the vote of 1,283,212 shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Registration Rights; Lock-Up
Pursuant to the terms of a Registration Rights Agreement, no later than twenty days after the Closing Date (the “Filing Date”), the Issuer is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the shares of Common Stock issued at the closing of the Merger Agreement (the “Closing Shares”). The Issuer is also required to register for resale any additional shares that may be issued upon achievement of the milestones during the 12 months following the closing (the “Milestone Shares” and together with the Closing Shares, the “Registrable Shares”) within seven days of the respective issuance dates of the Milestone Shares on Form S-3 (or within thirty days in the event that the Issuer is not eligible to use Form S-3). The Issuer is required to use its best efforts to cause all of the Registrable Shares to be registered for resale to the public, subject to the Issuer’s right to delay the filing or otherwise suspend the resale of stock under the registration statement(s) in certain circumstances. The Issuer is required to use its reasonable commercial efforts to cause such registration statement(s) to become and remain effective until the earlier of (a) three years from the Closing Date with respect to the Closing Shares, or (b) three years from the respective issuance dates of the Milestone Shares, or, if less, the date on which all Registrable Shares may be sold under Rule 144 of the Securities Act of 1933, as amended, during any 90 day period. In addition, prior to such registration, the Venrock Entities shall have “piggyback” rights permitting them to include their Registrable Shares in certain registration statements filed by the Issuer with the SEC.
Pursuant to the Registration Rights Agreement, the Registrable Shares are subject to certain transfer restrictions for a period of up to 12 months following the Closing Date. Pursuant to the “lock-up” provisions, the Venrock Entities have agreed not to sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale with respect to any securities of the Issuer held by the Venrock Entities as follows: (i) no Closing Shares may be sold until six months after the Closing Date,

CUSIP No. 717139307	SCHEDULE 13D	Page 8 of 13
(ii) commencing six months after the Closing Date, up to 50% of the Closing Shares may be sold, and (iii) after 12 months from the Closing Date, all Registrable Shares may be sold. Any Milestone Shares that may be issued during the lock-up period shall also be subject to such restrictions, and any Milestone Shares issued after the lock-up period will not be subject to such restrictions. After October 25, 2007, all securities of the Issuer held by the Venrock Entities shall no longer be subject to the lockup arrangement.
Escrow
Pursuant to the terms of the Merger Agreement, the Venrock Entities were entitled to receive an aggregate of 1,283,212 shares of Common Stock in connection with the Merger. Of the 1,283,212 shares, 192,482 shares are held in a clawback escrow and subject to forfeiture during the eighteen month period following the Closing Date for indemnity claims. One third of the total number of shares held in escrow will be released on the dates which are six, twelve and eighteen months after the Closing Date. The Venrock Entities are entitled to vote the share held in escrow for their benefit. The Merger Agreement also provides that the former stockholders of Vela, including the Venrock Entities, could collectively receive an aggregate of up to an additional 13.5 million shares upon the completion of stipulated milestones for the development of dextofisopam.
Standstill
Pursuant to the terms of a Standstill Agreement, Vela’s principal stockholders, including the Venrock Entities, have agreed that for two years from the Closing Date they will not, directly or indirectly, acquire or offer, make a proposal or agree to acquire, in any manner, any material assets of the Issuer or its subsidiaries, or any securities entitled to vote generally in the election of directors of the Issuer, or any direct or indirect rights or options or warrants to acquire any such securities or any securities convertible into or exercisable or exchangeable for such securities of the Issuer, other than as agreed to by the Issuer’s Board of Directors or in a private placement or other transaction in an amount to maintain their respective percentage interests. The Standstill Agreement also provides that it is the current intention of the shareholder not to initiate or support a proxy fight or hostile takeover of the Issuer.
Directorship
In connection with the Merger, Anthony B. Evnin, Ph.D. was appointed to the Issuer’s board of directors, as provided by the Merger Agreement.
The descriptions contained in this Schedule 13D of the Merger Agreement, the Registration Rights Agreement, the Escrow Agreement and the Standstill Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are filed herewith as Exhibit B through Exhibit G and incorporated by reference in this Schedule 13D.
Other than as described in this Schedule 13D, to the best of the Venrock Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
     A. Agreement regarding filing of joint Schedule 13D.
     B. Agreement and Plan of Merger by among Pharmos Corporation, Vela Acquisition Corporation and Vela Pharmaceuticals Inc. dated March 14, 2006 (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 15, 2006).
     C. Amendment to Agreement and Plan of Merger by among Pharmos Corporation, Vela Acquisition Corporation and Vela Pharmaceuticals Inc. dated August 31, 2006 (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on September 5, 2006).
     D. Amendment No. 2 to Agreement and Plan of Merger by among Pharmos Corporation, Vela Acquisition Corporation, Vela Acquisition No.2 Corporation and Vela Pharmaceuticals Inc. dated September 29, 2006 (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on October 5, 2006).
     E. Form of Escrow Agreement (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 15, 2006).
     F. Form of Standstill Agreement (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 15, 2006).
     G. Form of Registration Rights Agreement (Incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on October 31, 2006).

CUSIP No. 717139307	SCHEDULE 13D	Page 9 of 13
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2006

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.
by its General Partner, VEF Management III LLC

By:	/s/ Anthony B. Evnin

Name:	Anthony B. Evnin
Title:	As a General Partner or Member

CUSIP No. 717139307	SCHEDULE 13D	Page 10 of 13
SCHEDULE 1
General Partners/Members/Executive Officers
Michael C. Brooks
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA
Eric S. Copeland
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA
Anthony B. Evnin
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA
Linda H. Hanauer
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Chief Financial and Administrative Officer of Venrock Associates, Venrock Associates III, L.P. and Venrock Entrepreneurs Fund III, L.P.; Member of Venrock Management III LLC Citizenship: USA

CUSIP No. 717139307	SCHEDULE 13D	Page 11 of 13
Bryan E. Roberts
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA
Ray A. Rothrock
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA
Anthony Sun
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA
Michael F. Tyrrell
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates; Member of Venrock Management III LLC, the general partner of Venrock Associates III, L.P.; Member of VEF Management III LLC, the general partner of Venrock Entrepreneurs Fund III, L.P. Citizenship: USA
Venrock Management III LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: A General Partner of Venrock Associates III, L.P. Principal Place of Business: New York
VEF Management III LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: A General Partner of Venrock Entrepreneurs Fund III, L.P. Principal Place of Business: New York

CUSIP No. 717139307	SCHEDULE 13D	Page 12 of 13
EXHIBIT INDEX
     A. Agreement regarding filing of joint Schedule 13D.
     B. Agreement and Plan of Merger by among Pharmos Corporation, Vela Acquisition Corporation and Vela Pharmaceuticals Inc. dated March 14, 2006 (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 15, 2006).
     C. Amendment to Agreement and Plan of Merger by among Pharmos Corporation, Vela Acquisition Corporation and Vela Pharmaceuticals Inc. dated August 31, 2006 (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on September 5, 2006).
     D. Amendment No. 2 to Agreement and Plan of Merger by among Pharmos Corporation, Vela Acquisition Corporation, Vela Acquisition No.2 Corporation and Vela Pharmaceuticals Inc. dated September 29, 2006 (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on October 5, 2006).
     E. Form of Escrow Agreement (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 15, 2006).
     F. Form of Standstill Agreement (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed on March 15, 2006).
     G. Form of Registration Rights Agreement (Incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on October 31, 2006).

CUSIP No. 717139307	SCHEDULE 13D	Page 13 of 13
Exhibit A
AGREEMENT
Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is being filed on behalf of each of the undersigned.
November 2, 2006

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES III, L.P.,
by its General Partner, Venrock Management III LLC
VENROCK ENTREPRENEURS FUND III, L.P.
by its General Partner, VEF Management III LLC

By:	/s/ Anthony B. Evnin

Name: Anthony B. Evnin
Title: As a General Partner or Member